Exhibit 99.1

PRESS RELEASE
NYSE : GOLD	TSX : ABX

All amounts expressed in US dollars

Barrick Announces Tender Offer for Any and All of Its 5.250% Notes Due 2042

Toronto, November 14, 2022 — Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) (“Barrick,” the “Company” or the “Offeror”) today announced the commencement of an offer (the “Offer”) to purchase for cash any and all of its 5.250% Notes due 2042 (the “Notes”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2022 relating to the Notes (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Tender Offer Documents”). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

Title of Security	CUSIP	Maturity Date	Principal Amount Outstanding (USD millions)	Reference U.S. Treasury Security[1]	Fixed Spread (basis points)[1]
5.250% Notes due 2042	067901AH1	April 1, 2042	$693.988	3.375% due 8/15/2042	+145

The Offer will expire at 5:00 p.m. (New York City time) on November 18, 2022, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Date”). Notes may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on the Expiration Date (such date and time, as the same may be extended, the “Withdrawal Date”), but not thereafter, unless extended by the Offeror.

For Holders who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures will be the second business day after the Expiration Date and is expected to be 5:00 p.m. (New York City time) on November 22, 2022 (the “Guaranteed Delivery Date”).

The Settlement Date is expected to be November 23, 2022, the third business day after the Expiration Date and the first business day after the Guaranteed Delivery Date, unless extended.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offer will receive the Total Consideration for each $1,000 principal amount of such Notes in cash on the Settlement Date. Promptly after 2:00 p.m. (New York City time) on November 14, 2022, the Price Determination Date, unless extended, the Offeror will issue a press release specifying, among other things, the Total Consideration for the Notes validly tendered and accepted.

In addition to the Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

The Offer is subject to the satisfaction of certain conditions described in the Offer to Purchase. The Offeror reserves the right, subject to applicable law, to waive any and all conditions to the Offer. If any of the conditions is not satisfied, the Offeror is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offer. The Offer is not conditioned on the tender of a minimum principal amount of Notes, and the Offer is not subject to a financing condition.

The Offeror has retained Barclays Capital Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC to act as the dealer managers for the Offer. Questions regarding the terms and conditions of the Offer should be directed to Barclays at (800) 438 3242 (toll-free) or (212) 528-7581 (collect), J.P. Morgan at (866) 834-4666 (toll-free) or (212) 834-3424 (collect), or RBC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect).

Global Bondholder Services Corporation will act as the Depositary and the Information Agent for the Offer. Questions or requests for assistance related to the Offer or for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at (855) 654-2015 or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. The Tender Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/barrick/

If the Offeror terminates the Offer, it will give prompt notice to the Depositary and Information Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in Depositary Trust Company (“DTC”) will be released.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that Holder to be able to participate in, or withdraw their instruction to participate in the Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

General

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of the Company. The Offer is being made solely pursuant to the Offer to Purchase. The Offer is not being made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to have been made on behalf of the Offeror by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offer may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Enquiries:

President and CEO Mark Bristow +1 647 205 7694 +44 788 071 1386	Senior EVP and CFO Graham Shuttleworth +1 647 262 2095 +44 779 771 1338	Investor and Media Relations Kathy du Plessis +44 20 7557 7738 Email: barrick@dpapr.com

Website: www.barrick.com

Endnote 1

The Total Consideration for the Notes (such consideration, the “Total Consideration”) payable per each $1,000 principal amount of the Notes validly tendered for purchase will be based on the fixed spread specified in the table above (the “Fixed Spread”) for the Notes, plus the yield of the specified Reference U.S. Treasury Security as quoted on the Bloomberg reference page “FIT1” as of 2:00 p.m. (New York City time) on November 18, 2022, unless extended (such date and time, as the same may be extended, the “Price Determination Date”). See “Description of the Offer—Determination of the Total Consideration” in the Offer to Purchase. The Total Consideration does not include the Accrued Coupon Payment, which will be payable in cash in addition to the Total Consideration.

BARRICK GOLD CORPORATION	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “on track”, “opportunities”, “guidance”, “project”, “continue”, “committed”, “estimate”, “potential”, “progress”, “proposed”, “warns”, “future”, “prospect”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of or failure to obtain key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions being realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. Barrick also cautions that its 2022 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

BARRICK GOLD CORPORATION	PRESS RELEASE

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE